Exhibit (c)(9)
Jefferies Broadview A division of Jefferies & Company, Inc. Project Viking Strategic Committee Update July 21, 2006 CONFIDENTIAL DRAFT Member, SIPC

Table of Contents Process Update 1 Preliminary Valuation 7 Viking Situation Review 10 Next Steps 13 Appendix I: Preliminary Valuation Support 16 i

Process Update 1

May 10, 2006 Battery Ventures and Marlin Equity submit a bid at $3.23 / share (assuming $55.1MM cash balance and "fully funded" balance sheet at close) May 18, 2006 Bid revised to $3.10 / share (assuming cash balance of $50MM at close excluding items such as transaction fees, working capital and other pre-existing balance sheet commitments; dollar for dollar cash adjustment for cash balance above or below $50MM) May 26, 2006 Battery is granted access to the data room June 8, 2006 Battery provides a follow-up list of due diligence items and requests a call with Gartner analyst Roy Schulte to discuss Viking's SOA Fabric plans June 26, 2006 Battery speaks with Gartner after some delays due to Gartner conferences. According to Battery, the call was positive and Schulte was of the view that there was room for a SOA platform in the mid to lower half of the market. However, Schulte did express concerns about Viking's sales and marketing execution as Viking was not top of mind for customers conducting integration platform evaluations June 7, 2006 Due diligence session held at Battery offices in Menlo Park to review Viking strategy, financials and organization. Battery team including Bart Foster and Marlin team attended Battery Process Timeline June 12, 2006 JBV sends request for final proposal and a draft of merger agreement to Battery June 9-23, 2006 Certain follow-up due diligence items provided to Battery June 28-29, 2006 Battery receives major open due diligence items including maintenance renewal and fixed cost professional services analysis. Remaining open item is Galileo business plan 2

July 7, 2006 Viking presents its proposed restructuring plan to Battery and Marlin teams. Attendees on the call included members of the Strategic Committee, Mike Perry, Michael Brown and Bart Foster from Battery and PJ Nachman from Marlin On the same day, Battery and Marlin conduct a call with John Parillo to review Viking sales organization July 11, 2006 Meeting held at Viking offices with Bart Foster from Battery and the Viking management team. Bart presents his initial restructuring proposal which is more aggressive than the initial proposal presented by Viking on July 7 July 12, 2006 Call held between JBV and the Strategic Committee and Dale Skeen to discuss Battery's feedback and view on restructuring from July 11 meeting JBV conveys to Battery that Viking continues to revise its restructuring plan more aggressively and that the Strategic Committee would like to see an indication of price and terms from Battery in the near term July 19, 2006 Battery Timeline (Cont'd) Battery/Marlin present an offer of $2.72 per share and provide the following reasons for the reduction in the offer price as compared to their initial offer Mixed market feedback on Galileo's potential Unclear / incomplete go-to-market strategy for Galileo and current products. E.g., (BPAs) Continued losses on professional services and uncertainty regarding future terms relating to current fixed cost, loss making projects Lower maintenance revenue rates (in the high 80% range) than represented earlier Lower total number of active customers (138) than represented earlier (160+) 3

Battery Ventures / Marlin Equity Verbal Offer Key Terms: / Valuation Indication $2.72 Per Share - (1.8%) Premium1 Type of Consideration And Transaction Cash Merger Exclusivity Not Requested Necessary Approvals And Other Conditions No Financing Contingencies No Minimum Cash Balance Required Standard Level Of Working Capital Required At Close Other Rollover - Executives May Roll Over All Or A Portion Of Equity Bart Foster To Take On The CEO Role Key Proposal Terms Premium calculated off Viking closing price on July 21, 2006 of $2.77 per share. 4

Despite A Lack Of Any Material Announcements, Viking Shares Continue To Experience Volatility On Relatively Low Trading Volumes Viking: 4.1% NASDAQ: (8.2%) Viking Stock Price Performance Since 1/1/2006(1) (Price per share) As of market close on July 21, 2006. Jan-06 Feb-06 Mar-06 Apr-06 May-06 Jun-06 Jul-06 $2.40 $2.50 $2.60 $2.70 $2.80 $2.90 $3.00 $3.10 $3.20 0 50 100 150 200 250 300 350 400 5

Battery / Marlin Proposal Represents A 1.8% Discount To Current Equity Value(1) As of market close on July 21, 2006. Price Per Share Jul-04 Sep-04 Nov-04 Feb-05 Apr-05 Jun-05 Aug-05 Oct-05 Jan-06 Mar-06 May-06 Jul-06 $2.00 $2.25 $2.50 $2.75 $3.00 $3.25 $3.50 $3.75 $4.00 $4.25 $4.50 Viking Historical Trading Price Over The Past Year 45-Day Average $2.73 Current Stock Price $2.77 30-Day Average $2.76 Offer Price $2.72 1 Year Average $2.92 6

Preliminary Valuation 7

Public Company Comparables Suggest A Valuation Range Of $1.95 - $2.60 Per Share Current Share Price ($2.77) Battery / Marlin Offer Price ($2.72) Median Range 75th Percentile 25th Percentile Implied TEV/R: $2.00 $2.50 $3.00 $3.50 $4.00 $4.50 Multiple of LTM Revenue Premium to Equity Market Value 20 Days Prior To Announcement Premium to Equity Market Value 1 Day Prior To Announcement Multiple of LTM Revenue M&A Transaction Comparables Public Company Comparables Enterprise Software Transaction Premiums Multiple of LTM License Revenue $1.50 0.29x 0.65x 1.01x 1.38x 1.74x 2.10x 8

While Premium Comparables (Which Incorporate A Control Premium) Suggest A Per Share Value Of $3.35-$3.75 Per Share, Transaction Comparables Suggest A Lower Valuation ($ in Millions, Except Per Share Data) As of 6/30/06, the Company had $53.9MM in cash and $0.0MM in debt, yielding a net balance sheet adjustment of $53.9MM. Per share calculations assume 33.7MM diluted Viking shares outstanding. Public company comparables includes companies with > $20MM revenue, <(10%) TTM Revenue Growth and <(10%) EBIT Margin. 9

Viking Situation Review 10

In Evaluating M&A Alternatives, It Is Important To Consider The Stand-Alone Opportunities And Challenges Upcoming rollout of Galileo can lead to potential revenue growth if the Company is able to effectively position itself as a standards based SOA platform provider Potential to stem operating losses and large cash outflows as a result of upcoming restructuring initiatives although the implementation of these initiatives in the near term remains questionable With a significant portion of the lease liabilities extinguished, the cash outlays for restructured leases are expected to decline to a quarterly run rate of $543k by Q3 of 2006, helping to reduce the net cash outflows With Galileo still in the development phase, the future of Galileo is uncertain and the product has received mixed market feedback Mixed recent track record of new product introductions - Viking has sold only $930k of BPA licenses since their introduction six quarters ago Large competitors (e.g., IBM and BEA) and related vendor viability questions make it increasingly challenging to acquire new customers Small scale, dependence on new licenses, and recent / ongoing restructuring all make revenues and cash flows unpredictable over next several quarters Viking is still largely dependent on license and support revenue from its legacy customer base, whose renewal rates are likely to decline With heightened regulatory scrutiny, cost of being a public company has increased substantially; with changes on Wall Street, attractiveness of being a small cap public company has diminished No sell-side research analyst coverage, lack of institutional investor interest, and low trading volume all limit Viking's potential for share price appreciation and access to additional capital Overview of Stand-Alone Opportunities And Challenges Viking Stand-Alone Opportunities Viking Stand-Alone Challenges 11

Advantages Challenges Viking Has Three Primary Options At This Point In The Process Continue to Pursue Acquisition By Battery/Marlin The current offer likely represents a well-qualified offer and Battery can move quickly to announce and close the transaction Preserves shareholder value given the risks inherent in a major platform shift for a relatively small software provider Viking turn-around is best completed as a private Company Solves continued operating issues as well as small cap company challenges Without another bidder for the business, Battery/Marlin may attempt to further reduce their proposed offer price A "below market" deal could be of potential concern for Viking shareholders who may not fully appreciate the challenges facing the Company, especially given the lack of any equity research analyst coverage on the stock and thus a lack of future financial projections Re-Engage In Discussions With Other Parties Potentially increases certainty of an M&A event by introducing an additional buyer Can be used as leverage to prevent Battery/Marlin from any further reductions in the offer price Addresses long term challenges being faced by the Company Likely to delay a transaction as other parties re-engage and conduct diligence Maintain Status-Quo Planned restructuring should result in improved profitability and share price performance Roll-out of Galileo and several quarters of strong sales execution could improve buyer interest The existing customer base is likely to continue to erode at a fast pace, especially with a lack of clear migration opportunity from BusinessWare to Galileo High degree of risk as Viking competes with much larger competitors like IBM and BEA for a share of the SOA platform market Will likely need to revisit strategic alternatives in early or late 2007 if the financial performance does not improve Summary of Strategic Alternatives 12

Next Steps 13

Key Open Issues Before The Strategic Committee Decision to proceed with next steps in process Proceed with Battery/Marlin offer and approach other parties in conjunction with proceeding with Battery/Marlin Negotiate for better price and terms with Battery Other parties who had expressed potential interest earlier during the process at market price include: OpenConnect, Francisco Partners / Golden Gate Capital, TIBCO Engage with Unicom Systems which has recently made an inquiry regarding a potential acquisition Continue operations independently Wait and pursue M&A at a later time Ability to execute what is currently a below market deal Likelihood of shareholder approval of the current Battery/Marlin offer Potential issues with the transaction being classified as a 13e3 go-private transaction Key Considerations 14

Preliminary Transaction Timeline Conduct Confirmatory Due Diligence Receive Final Proposal And Agreement Mark-Up Negotiate And Sign Merger Agreement Announce Transaction File Proxy And Potentially 13E3 Filings Conduct Shareholder Vote Close Transaction Overview Of Key Events Required To Announce And Close Transaction 15

Appendix I: Preliminary Valuation Support 16

Summary Of Public Company Comparables ($ in Millions) Software Vendors With LTM Revenue > $20MM, LTM Revenue Growth < 10% & LTM EBIT Margin < 10% Valuation information calculated as of 7/21/06. Net Cash equals total cash less total debt. Total Enterprise Value (TEV) is defined as Equity Market Capitalization (EMC) plus total debt and preferred stock less cash and cash equivalents. 17

Comparable Public Company Premiums Analysis North American Software Sellers With Equity Consideration Paid Between $50MM And $250MM Since January 1, 2004 Premium Over Seller's Equity Price Per Share Twenty Trading Days Prior To Announcement 0 2 5 8 8 2 0 1 1 2 3 4 5 6 7 8 9 <0% 0%-20% 20%-40% 40%-60% 60%-80% 80%-100% >100% Number of Transactions 18

Enterprise Software Public Premium Comparables - North American Sellers With Equity Consideration Between $50 Million And $250MM Since 1/1/2004 ($ in Millions) Not Meaningful ("NM"), when premium is greater than 150% or less than (150%). 19

North American Software Sellers With < (10%) TTM Revenue Growth And < (10%) EBIT Margins M&A Transaction Comparables ($ in Millions) Prices paid have been adjusted for cash and debt on the seller's balance sheet at the time of acquisition. 20